Pricing Sheet dated October 25, 2010 relating to

Preliminary Pricing Supplement No. 2010-MTNDD646 dated September 30, 2010 and

Offering Summary No. 2010-MTNDD646 dated September 30, 2010

Registration Statement Nos. 333-157386 and 333-157386-01

Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. and International Equities

LASERSSM Based upon the Value of a Global Basket due October 29, 2013

FINAL TERMS–OCTOBER 25, 2010
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the LASERSSM are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the return of the stated principal amount of your investment at maturity is not guaranteed, you may receive a payment at maturity with a value less than the amount you initially invest.
Aggregate principal amount:	$8,340,000
Stated principal amount:	$10 per LASERSSM
Issue price:	$10 per LASERSSM (see “Underwriting fee and issue price” below)
Pricing date:	October 25, 2010
Original issue date:	October 28, 2010
Valuation date:	October 24, 2013, subject to adjustment for non-basket determination dates and certain market disruption events
Maturity date:	October 29, 2013
Basket components:	S&P 500® Index, iShares® MSCI EAFE Index Fund and iShares® MSCI Emerging Markets Index Fund, weighted approximately one third each (the “Global Basket”)
Payment at maturity:	The payment at maturity per $10 LASERSSM will equal: $10 + basket return amount, which may be positive, zero or negative
Basket return amount:

If the closing value of the Global Basket is greater than 75 (75% of the initial basket value) on any basket determination date from but excluding the pricing date to and including the valuation date, the basket return amount will equal:

•  $10 x (the greater of (x) the basket percent change and (y) the fixed percentage)

If the closing value of the Global Basket is less than or equal to 75 at any time from but excluding the pricing date to and including the valuation date, the basket return amount will equal:

•  $10 x the basket percent change (which could be negative)

In this case, for each $10 LASERSSM you hold at maturity you may receive less than $10 and you may receive zero, There is no minimum payment at maturity on the LASERSSM.

Fixed percentage:	20% (6.66% per annum on a simple interest basis).
Basket percent change:	(final basket value – initial basket value) / initial basket value
Basket determination date:

A day, as determined by the Calculation Agent, on which

•  trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States; and

•  the S&P 500® Index, or any successor index, is calculated and published and on which securities comprising more than 80% of the value of the index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing level of the index.

Initial basket value:	100, the value the Global Basket was set to on the pricing date.
Final basket value:	The closing value of the Global Basket on the valuation date
Closing value of the Global Basket:	The sum of (i) with respect to each of the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund, the product of the closing price of the relevant fund shares on that day and the related basket composition ratio and (ii) the product of the closing value of the S&P 500® Index on that day and its basket composition ratio.
CUSIP:	17316G743
ISIN:	US17316G7438
Listing:	The LASERSSM will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the Issuer. See “Supplemental information regarding plan of distribution; conflicts of interest.”

Underwriting fee and issue price:	Price to Public(1)	Underwriting Fee(1)(2)	Proceeds to Issuer
Per LASERSSM	$10.0000	$0.3000	$9.7000
Total	$8,340,000	$250,200	$8,089,800

(1) The actual price to public and underwriting fee for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of LASERSSM purchased by that investor. The lowest price payable by an investor is $9.9000 per LASERSSM.

(2) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of $0.3000 for each LASERSSM they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $0.3000 for each LASERSSM they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $0.3000 for each LASERSSM they sell. This selling concession may be reduced for volume purchase discounts depending on the aggregate amount of LASERSSM purchased by an investor.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE OFFERING SUMMARY AND RELATED PRICING SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Offering Summary, Subject to Completion, filed on September 30, 2010:

http://sec.gov/Archives/edgar/data/1318281/000119312510221838/dfwp.htm

Preliminary Pricing Supplement, Subject to Completion, filed on September 30, 2010:

http://sec.gov/Archives/edgar/data/831001/000119312510221681/d424b2.htm

Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

THE LASERSSM ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE

CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.